Catalyst

WE'RE ON A ROLL

CATALYST PAPER | 2010 | SUSTAINABILITY REPORT



COMPANY PROFILE

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Our customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. Headquartered in Richmond, British Columbia, Canada, Catalyst's common shares trade on the Toronto Stock Exchange under the symbol CTL.

IN 2010, CATALYST WAS NAMED:

> One of the 50 Best Corporate Citizens in Canada by *Corporate Knights* magazine

> One of the 50 Most Socially Responsible Corporations in Canada by Jantzi-Sustainalytics and *Maclean's* magazine

> One of British Columbia's 50 Strongest Publicly Traded Companies by the *Vancouver Sun – BusinessBC*

> "Firmly among the best of the best" for the quality of our voluntary response to the Carbon Disclosure Project (market capitalization thresholds precluded formal recognition as a Carbon Disclosure Leader)

Catalyst also continued to be listed on the Jantzi Social Index, consisting of 60 Canadian companies that meet a set of broad-based environmental, social and governance rating criteria.

Table of contents

WE'RE COMMITTED

PAPER LIFE CYCLE

Catalyst has a number of long-standing partnerships with non-governmental organizations focused on areas of shared interest. The Paper Life Cycle is such a multi-stakeholder initiative and aims to promote wider understanding of the environmental issues affecting the use of paper. Housed at www.thepaperlifecycle.org, it serves as an active online resource that helps companies and customers make informed environmental decisions about the paper products they purchase, use, and sell.

The Paper Life Cycle is delivered through GreenBlue, a science-based non-governmental organization based in Charlottesville, Virginia.



forests
overseas
north america
manufacturing
use
exports
recovery
end of life
Copyright 2010 GreenBlue
greenblue.org
thepaperlifecycle.org

The diagram shows a "materials management" approach to understanding the paper supply chain. This approach involves moving away from traditional linear industrial processes, with inputs on one end and waste on the other, and toward closed-loop systems that parallel cycles in nature. Catalyst is taking steps along this pathway by aligning ecology, efficiency and commercial reality in our strategies, objectives and outcomes.

Stage	Catalyst Practices and Advantages
FORESTS/SOURCING	> Fibre comes from sustainably managed and mostly third-party certified forests in B.C. and the U.S. Pacific Northwest > 74% of fibre supply made up of sawmill waste (wood chips) > Engaged with suppliers and environmental groups on key conservation initiatives
MANUFACTURING	> 85% carbon reductions since 1990 (Canadian operations) > 70% of energy use is renewable (corporate wide) > Reducing toxicity through the Clean Production Initiative (World Wildlife Fund partnership) > Mechanical papers maximize end-product yield > Transparency via the Paper Calculator and Environmental Paper Assessment Tool (EPAT)
USE	> SmartWay registered to reduce transportation/distribution impacts > Lighter-weight papers provide more printable surface per tonne, and transportation, storage and mailing efficiencies
END OF LIFE/RECOVERY	> 16% of fibre supply made up of recovered paper used strategically to maximize end-product yield



ABOUT THIS REPORT

We are proud to say this is Catalyst's eighth sustainability report, focusing on value creation, responsible production and partnerships. It reflects priorities and underlying issues identified through research and a materiality analysis conducted in 2008, the presentation and discussion of which have been refined using insight from a 2010 employee survey and input from external analysts.

This report covers the period from January 1 to December 31, 2010, and relates to all of Catalyst's wholly owned operations and world-wide sales. Dollar amounts are in Canadian currency. Please note that when it comes to our Snowflake recycling mill – and unless otherwise noted – outputs and performance are from its acquisition date (April 10, 2008). Where relevant, results for Canadian operations only are included for comparison with earlier years. There were no significant changes to reporting scope or metrics in 2010, from previous years. Although two operations were permanently closed in 2010, there were no other significant changes to Catalyst's size, structure and ownership.

This report constitutes Catalyst's Communication on Progress as a signatory to the United Nations Global Compact. Catalyst's disclosure process includes our annual financial report and website (www.catalystpaper.com), and Catalyst self-declares this process to Global Reporting Initiative Application Level C (see index, page 38).

Feedback on this report is welcome, and can be sent to **barb.kelso@catalystpaper.com.**



KEY FACTS AND FIGURES

	2010	2009	2008*
Social			
Lost-time incident frequency [1]	2.20	2.06	2.23
Medical incident frequency [1]	4.58	4.23	4.49
Employee population [2]	1,803	1,851	2,711
Payroll ($ millions) [3]	175	195	264
Charitable donations ($ thousands)	52	74	102
Economic ($ millions, unless otherwise noted)			
Total taxes paid [4]	27.5	37.8	49.0
Total sales [5]	1,228.6	1,223.5	1,866.7
Net earnings (loss) attributable to company	(396.9)	(4.4)	(219.8)
Market capitalization	90	76	115
Return on capital employed (%) [6]	(0.9)	2.5	(2.1)
Inputs			
Water (m^3) [7]	124,277,821	107,368,422	160,827,462
Fuel energy [8, 9]	34,195,858	25,519,856	42,899,515
Electrical energy [10]	3,662,867	3,814,740	5,071,671
Wood chips, pulp logs, old newspapers (tonnes)	1,844,753	1,551,546	2,737,631
Outputs (tonnes, unless otherwise noted)			
Greenhouse gas emissions (carbon dioxide equivalency)	1,102,574	908,505	1,050,003
Total reduced sulphur (TRS) emissions [11]	61	17	138
Particulate emissions [11]	607	366	932
Biochemical oxygen demand (BOD)	644	574	1,180
Total suspended solids (TSS)	2,942	1,987	3,735
Solid waste to landfill (m^3) [12]	148,255	134,536	260,363

* Snowflake outputs and performance for 2008 are incorporated from its acquisition date (April 10)

1 Incidents per 200,000 hours worked

2 Active employees at year-end, excluding vacancies

3 Includes all salaries and wages paid, excluding benefits and severance; 2009 figure updated to correct calculation error

4 All 2009 taxes levied have been paid

5 Prior period results restated, refer to Section 15, "Changes in Accounting Policies", of Catalyst's annual report

6 2009 figure updated to reflect a calculation adjustment

7 2009 and 2008 figures restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

8 2008 figure updated to reflect a calculation adjustment

9 Gigajoules – includes fossil fuels and renewables

10 Megawatt-hours – includes purchased and self-generated

11 Based on actual test results; National Pollutant Release Inventory (NPRI) data may differ because they use emission factors and include other sources (such as miscellaneous kraft mill stacks)

12 2009 figure updated primarily to correct a calculation error that resulted in inclusion of solid waste from a separately owned energy generation facility at Snowflake; 2008 figure updated to reflect a calculation adjustment

MESSAGE FROM THE PRESIDENT




Looking back on 2010, I see clear evidence that our company gained momentum as market conditions continued to challenge and transform our industry. Our report theme, We're on a Roll, is a sign of our confidence that we have the people, production facilities and management agility to take advantage of market opportunities in the years ahead.

The evidence of momentum is wide-ranging. It includes successes in better positioning Catalyst within a smaller and more aggressive marketplace, steps toward innovative new relationships with operating communities, and supply-chain partnerships that support both efficiency and environmental improvement.

GETTING THINGS RIGHT

The strong focus on efficiency developed over the past few years – including commitments to simplicity, innovation and getting things right the first time – is the core of our recent progress. We recognize this discipline must be maintained, even under better market conditions, and we have done more to engage our employees in recognizing the role each plays in meeting Catalyst's objectives.

We made the decision mid-year to permanently close one of our longest-operating and one of our more recently acquired operations. Market outlook and cost considerations made it clear that neither the Elk Falls paper mill nor the Paper Recycling Division had a commercially viable future. These changes saw us shift our recycled newsprint sales to Snowflake, reduce our employee numbers and concentrate our manufacturing presence in four communities.

With these realities as the backdrop, we worked harder to build relationships with our operating communities that better recognize the competitive implications of tax costs. The issue is not yet fully resolved, but we're encouraged by a creative new agreement with the City of Powell River that will see us handle their wastewater treatment in exchange for reduced taxes – I encourage you to read more about this ground-breaking partnership later on in this report.

Our recent commercial wins also point to the momentum we generated in the latter half of 2010. We added Pacificote, a coated sheet of particular interest to large commercial printers and mass media publishers. We signed new agreements with leading printers, print advertisers and publishers increasing our position with high value accounts. Those who live in or travel to Canada may have noticed the bright, new colour format of *The Globe and Mail*, a national daily newspaper now printed on paper produced by our Powell River mill. We also made our recycled newsprint sales exclusive to our Snowflake mill, which allowed us to maximize freight logistics and negotiate better terms with recycled paper suppliers.

ASSURED PERFORMANCE

Our strong environmental assurances are also contributing to our commercial success. While we stand behind the green attributes of everything we make, our newly launched Sage product line adds valuable features. It combines certified fibre, carbon-neutral manufacturing, and detailed disclosure of other environmental metrics through a third-party assessment tool.

We continued to put our environmental values into practice across our operations through energy conservation initiatives, carbon management and toxicity reduction – and by sharpening our focus on water use. Building from a long commitment to using fibre from responsible sources, we are also collaborating with supply-chain partners – like the shippers who move our product to market – in ways that advance fuel efficiency and carbon emission reductions.




Equally important are partnerships with advocacy and "civil society" groups whose expertise informs and validates the operational approaches we take. We remain a signatory to the United Nations Global Compact, maintaining our commitment to the principles of this important corporate citizenship initiative.

One disappointing area of our 2010 results was the safety of our employees where the frequency of incidents increased. This area is at the top of our 2011 performance objectives. Productivity, quality and service improvements will not be sustained if safety performance lags, and all employees at our mills, in supporting departments and across my management team are focused on making the changes necessary to bring about improvement.

POSITIONED FOR PROGRESS

While chronic business uncertainty can erode morale, Catalyst employees have shown the discipline and resilience to adapt to this new paper industry reality. We launched a new Operating Philosophy in the third quarter that increases personal accountability for meeting objectives, improves employee alignment with our operating goals, and aims to make innovation the norm throughout our organization. The seven elements are a roadmap for every employee and every stakeholder with whom we engage.

> Safety and Environmental Stewardship – meeting the highest standards begins with each of us.

> Financial Performance – everyone contributes to the financial health and results of our company.

> Leadership – managers set the tone with simple, ambitious and do-able objectives.

> Communication – a consistent floor presence and two-way information flow are mandatory.

> "Neutron Microscope Theory" – what gets measured gets better.

> Personal Accountability – every employee benefits when we create an atmosphere of trust.

> Sales and Customer Focus – everyone has a customer and every transaction is an opportunity to strengthen our business.

We've continued to anticipate and meet evolving expectations on both the commercial and environmental fronts, yet we're conscious that we can only keep moving forward if we begin to meet investor expectations of a financial return.

There is little doubt that 2010 was one of the most challenging years in recent history. Yet survival alone is not a measure of our success or strategy. The key is that we've come out of this turbulent period better positioned to make progress on financial, environmental and social measures. We are faster, stronger, more innovative and more agile. As a company, we are on a roll, and we are intent on sustaining our momentum through 2011 and beyond.

Kevin J. Clarke
President and Chief Executive Officer

LOOKING FORWARD




In 2011, Catalyst will focus on objectives and initiatives in four areas:

SOCIAL

> Significantly improve safety performance.

> Enhance employee communication.

> Continue to seek competitive business conditions in British Columbia, including joint municipal infrastructure agreements.

COMMERCIAL

> Continue to innovate and diversify product line.

> Grow market share.

ENVIRONMENTAL

> Undertake energy and environment-related capital upgrades at Powell River and Port Alberni mills, using Green Transformation Program funding.

> Implement Forest Stewardship Council chain-of-custody certification at all Canadian mills.

> Achieve water and energy conservation targets.

FINANCIAL

> Continue to focus on cash flows, liquidity and cost reductions.

> Improve capital structure.

JANUARY	MARCH	APRIL	MAY	JUNE
Made temporary curtailment of one of three paper machines at Crofton indefinite in response to weak newsprint and directory demand, and announced indefinite curtailment of Paper Recycling Division Announced pending departure of President and CEO Richard Garneau	Closed exchange offer on senior secured notes, extending maturity from 2011 to 2016, with 90% of old notes validly tendered Announced restart of second pulp line at Crofton (first line restarted October 2009), due to improved pricing, fibre supply, sales	Reached innovative agreement-in-principle with City of Powell River, addressing property tax issue and potential infrastructure co-use Reported Q1 net loss of $44.1 million	Announced agreement re sale, on private placement basis, of additional senior secured notes due December 2016 Launched Electrabrite Book, a new line of book-grade paper	Appointed print industry veteran Kevin J. Clarke President and CEO Announced that municipal property tax bills would be paid in full to three of four B.C. mill communities; while consumption-of-services-based amount would be paid to the fourth in light of continued legal action

GOVERNANCE AND MANAGEMENT SYSTEMS

CORPORATE GOVERNANCE

Catalyst's senior governing body is made up of our 10-member board of directors and four board committees. The accomplished individuals who make up our board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering Catalyst's long-term success while considering the interests of a range of stakeholders. This involves assessing risks and performance relating to both financial and non-financial measures.

BOARD COMMITTEES

Catalyst's four permanent board committees include an environment, health and safety committee. It establishes principles, evaluates compliance and monitors performance in these areas, which form much of the subject matter of this report. Designated executives and senior operational leaders report to this committee quarterly.

The governance committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2010, nine of 10 directors, including the board chair and excepting only the president and CEO, were independent.

CODE OF CONDUCT

Catalyst has a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods. No reports were received in 2010.

Our governance practices meet or exceed the effective governance guidelines of Catalyst's listing stock exchange. Details regarding the compensation directors receive is available in Catalyst's Management Proxy Circular.

For more information on our governance, visit http://catalystpaper.com/about/governance.

RISK AND MANAGEMENT SYSTEMS

Catalyst recognizes the importance of good risk management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which is reviewed by our board's audit committee every year.

All of Catalyst's manufacturing facilities have environmental management systems registered to the ISO 14001:2004 standard and product quality systems registered to the ISO 9001:2008 standard. In accordance with these standards, we undertake both internal and independent surveillance audits each year, and independent re-registration audits every three years.

Independent audits focusing on regulatory compliance are done every second year. The 2010 audit showed a trend toward a higher number of action items and a greater number of high-priority action items at the three Canadian mills. Snowflake in Arizona was included in this audit for the first time, and findings there were generally similar to those at Canadian mills.

JULY	SEPTEMBER	OCTOBER	NOVEMBER	MARCH 2011
Announced permanent closure of Elk Falls mill and Paper Recycling Division Reported Q2 net loss of $368.4 million (reflected $302.0 million in after-tax impairment and closure costs relating to Elk Falls and Paper Recycling Division)	Launched Pacificote, Catalyst's no. 4 coated grade	Launched Sage, a marketing initiative for Catalyst's most environmentally friendly paper grades Obtained leave to appeal to the Supreme Court of Canada with respect to municipal property taxation at Crofton	Reported Q3 net earnings of $6.0 million	Reported Q4 net earnings of $9.6 million

WE'RE HERE FOR THE LONG HAUL

Catalyst continued to focus on financial outcomes and a return to profitability in the context of modest economic recovery and ongoing industry transformation in 2010. Even with a smaller operating platform, we generated more than $1 billion in direct economic benefits, in addition to significant indirect benefits. A renewed focus on new and creative solutions and relationships in our workplace and communities is a commitment that we are carrying forward into 2011.

THE WORK ENVIRONMENT

With our mid-year leadership change came a new Operating Philosophy and approach to employee engagement built on frequent and varied communication. In a letter to all employees and their families, President and CEO Kevin J. Clarke outlined the seven elements of this Operating Philosophy, as a roadmap to future success and certainty for Catalyst and our employees.

During the second half of 2010, functional and individual objectives and accountabilities were defined more clearly. An organizational review was also completed to ensure decisions are made at the right levels and near the relevant production activities.

A priority was also placed on developing a strong program and culture of recognition. This included acknowledging production achievements and sales wins, and discretionary annual bonuses for extraordinary employee contributions to business performance and objectives. A new discretionary incentive plan was established for salaried employees, effective July 1. And a one-time special bonus was offered to eligible salaried employees in November 2010 addressing, in part, the cancellation of 2009 short-term incentive payments earlier in the year due to corporate financial conditions.

Employees by Location (year-end 2010)

Location	Workforce	Payroll ($ millions)
Crofton	529	$ 49
Elk Falls	30	$ 8
Paper Recycling	6	$ 1
Port Alberni	278	$ 27
Powell River	388	$ 35
Snowflake	293	$ 24
Corporate & U.S. sales offices	209	$ 27
Surrey Distribution Centre	70	$ 4
Total	1,803	$175

Total Employees and Payroll

Year	Workforce	Payroll ($ millions)
2010	**1,803**	**$175**
2009	1,851	$195 [1]
2008	2,711	$264
2007	3,023	$304
2006	3,655	$316

1   2009 figure updated to correct calculation error

Workforce figures are for active employees at year-end and exclude vacancies; total paid figures include all salaries and wages paid but exclude benefits and severance.

WORKPLACE SAFETY

Safety performance in 2010 stands out as a particular source of concern. Targets were not met and corporate-wide incident frequency measures increased. This occurred despite various efforts to bring about the desired improvement, and is a top priority to be addressed in 2011.

Full-time safety managers were put in place at all mills in 2010, including one position with company-wide coordination responsibilities. This role includes chairing Catalyst's Safety Forum, comprising management and union representatives from all mills who provide input on how to address priority safety issues.

We also continued to roll out a new mill safety audit program, done on a rotating basis and quarterly schedule. Tiered audits are ongoing at all mills and are intended to foster day-to-day interaction between management and employees on safety issues.

Even so, an increase in late reporting of injuries challenged efforts to address contributing factors and accommodate injuries. In 2011, a safety awareness campaign involving employees who have experienced incidents will be launched to speed the learning and behavior changes needed across mills, and to promote faster reporting and investigation of incidents.

Total MIs and LTIs



	MI - TOTAL NUMBER OF MEDICAL INCIDENTS (REQUIRING MEDICAL ATTENTION)				
	124	115	127	80	**81**

	LTI - TOTAL NUMBER OF LOST-TIME INCIDENTS (REQUIRING EMPLOYEES TO MISS WORK)				
	51	64	63	39	**39**

● PERFORMANCE EXCLUDING SNOWFLAKE

MI and LTI Frequency



	MI FREQUENCY - NUMBER OF MEDICAL INCIDENTS PER 200,000 HOURS WORKED				
	3.68	3.70	4.49	4.23	**4.58**

	LTI FREQUENCY - NUMBER OF LOST-TIME INCIDENTS PER 200,000 HOURS WORKED				
	1.51	2.06	2.23	2.06	**2.20**

● PERFORMANCE EXCLUDING SNOWFLAKE

Targets are for corporate-wide performance.

In addition to falling short of the more recently set targets, performance in 2010 fell short of a longer-established target of cutting total MIs and LTIs in half relative to 2006.

LISTENING TO EMPLOYEES

To gauge the information needs and communication climate in Catalyst, an online survey of all employees was completed in September 2010. More than 500 employees, or about 25 per cent of the workforce, responded. The response rate was encouraging, and specific findings were instructive in highlighting gaps and areas for improvement.

> 62% agreed they are kept in the loop on issues, initiatives and changes.

> 48% agreed that the management team communicates well.

> 61% rated their quality of work life from good to excellent.

> 66% indicated confidence in Catalyst's ability to meet its objectives.

These findings are consistent with results commonly seen in organizations experiencing a lot of change and uncertainty, but we are determined to improve them. The results also confirmed a correlation between effectively met information needs and "quality of work life" scores.

We have developed a new internal communications strategy for 2011 that includes an upgraded intranet, quarterly in-person executive updates at all mills, various employee recognition and training programs, and ongoing tracking of employee feedback and engagement.

Severity



	AVERAGE NUMBER OF DAYS EMPLOYEES MISSED WORK DUE TO INJURIES				
	57.5	118.5	103.7	157.5	**114.5**

● PERFORMANCE EXCLUDING SNOWFLAKE

PERSPECTIVES

"This page costs more to us than the next page but we in turn then charge the advertisers more to appear on that page. And advertisers so far – we're only a few weeks into this – love it. They love the quality of the paper. They know that readers are noticing those ads more."

John Stackhouse, Editor-in-Chief of *The Globe and Mail*, commenting on a 2010 re-design printed on Catalyst Electraprime; Canadian Journalism Foundation Forum; October 21, 2010

The increase in severity in 2009 was mainly a function of what was then an indefinite curtailment of the Elk Falls mill. Injured employees there continued to accumulate "missed days" throughout the curtailment, as the mill was not open for them to return to. This was no longer a factor after the closure became permanent, and largely accounts for the improvement in the severity measure in 2010.

ECONOMIC IMPACT

Catalyst had a net loss in 2010 – results were significantly affected by one-time costs relating to operational closures – but performance on various important financial metrics improved in the second half of the year. We leveraged moderately better market conditions, had some noteworthy sales wins and new product development, and set efficiency and production records at several operations. More detail on Catalyst's financial performance in 2010 is provided in our annual report, available at: http://catalystpaper.com/investors.

Catalyst's activities created substantial and widely distributed direct economic benefits in 2010, key aspects of which are quantified in the table below. Shareholders did not receive dividends in 2010 due to corporate financial conditions and were, therefore, excluded from direct value distribution. Interest on debt was paid to various creditors who provided the financial capital supporting Catalyst's continued operation.

As is typical of large industrial operations, Catalyst generated significant indirect and induced economic benefits in addition to its direct benefits. Economic multipliers suggest Catalyst's operations in 2010 generated approximately an additional $1.1 billion in economic activity and 5,400 jobs elsewhere in the British Columbia economy; and approximately an additional $115 million in economic activity and 875 jobs elsewhere in the Arizona economy.[1]

Return on Capital Employed
(%)



	2006	2007	2008	2009	**2010**
	0.0	2.5	(2.1)	2.5[2]	**(0.9)**

Market Capitalization
($ millions)



	2006	2007	2008	2009	**2010**
	762	337	115	76	**90**

Based on shares outstanding and share prices at year-end.

2010 Direct Spending/Economic Impact

($ millions)	Canadian operations	Snowflake	All operations
Suppliers & partners			
Fibre and other raw materials	289	73	363
Energy	161	21	182
Other purchases	356	75	431
Capital projects	8	4	11
Employees (salaries and wages)	152	24	175
Government (taxes)	27	1	28
Subtotal	993	197	1,190
Creditors	–	–	72
Shareholders	–	–	0
Total	–	–	1,262

Variations in totals due to rounding.

See page 11 for more details on payments to government.

1   Estimated using approximations of jurisdiction-specific revenue generation and applying *British Columbia Provincial Economic Multipliers* (BC Stats) and *RIMS II Multipliers* (U.S. Bureau of Economic Analysis, based on final demand)

2   2009 figure updated to reflect a calculation adjustment

COMPETITIVE TAXATION

An innovative agreement with the City of Powell River moved Catalyst a big step forward on the long-standing property tax issue. The agreement involves a tax cap and joint efforts to reach an arrangement whereby Catalyst will treat municipal waste for the city.

This has the potential to help the city cost-effectively meet infrastructure needs while bringing Catalyst's tax costs down. Property taxes, less payments under the service arrangement, are anticipated to net out to $1.5 million annually, consistent with a level that research indicated is closer to the cost of services consumed by Catalyst. Catalyst and the city have also agreed to explore the notion of additional payments to the city if the mill meets a defined financial performance target.

At year-end we were still in discussions regarding infrastructure co-use with the City of Port Alberni.

We continued to pursue legal remedies relating to taxation by the District of North Cowichan, where we believe the gap between levies and cost of services consumed is particularly wide. We received leave in 2010 to appeal to the Supreme Court of Canada on this issue. A provincial government review of major industry taxation, meanwhile, concluded without definitive action.

Taxes Paid (property taxes include school district and other provincial levies)

($ millions)	2010 paid	2010 levied	2009	2008	2007	2006
Other taxes [1]	9.7	9.7	11.8	18.0	17.1	22.0
Property taxes						
Crofton (North Cowichan, B.C.)	2.4	6.4	6.9	8.4	8.8	8.2
Elk Falls (Campbell River, B.C.)	4.8	4.8	6.2	7.6	8.0	8.1
Paper Recycling (Coquitlam, B.C.)	1.3	1.3	1.4	1.4	1.4	1.4
Port Alberni	5.0	5.0	5.4	6.3	6.9	7.1
Powell River	3.0	3.0	4.5	6.0	5.9	6.1
Snowflake	0.6	0.6	0.7	0.4	–	–
Corporate, support offices and other	0.7	0.7	0.8	0.9	1.1	0.5
Total	27.5	31.5	37.8	49.0	49.2	53.5

1 Includes income taxes, large corporation taxes, logging and sales taxes, and British Columbia carbon tax; other taxes, excluding Snowflake: 2008 – $17.8 million, 2009 – $11.6 million, 2010 – $9.3 million

Some previous years' figures have been restated to reflect levies by and property taxes paid to other governments in relation to operations; variations in totals are due to rounding.

Earnings
($ millions)



0
-135
-270
-405

2006	2007	2008	2009	**2010**
(27.2)	(36.5)	(219.8)	(4.4)	**(396.9)**

PERSPECTIVES

> The Catalyst Paper-Powell River agreement-in-principle is "one of the most creative, interesting documents that I've seen come out of a community to deal with economic development. It's very impressive and I think this community should be very pleased and proud of the effort."
>
> Donald Lidstone, Municipal Law Expert and Counsel to City of Powell River; *Powell River Peak*; October 27, 2010

WE'RE EFFICIENT



Efficiency means using less, wasting less and getting more. This concept sits squarely at the intersection of economic success and environmental responsibility. In recent years, Catalyst has intensified efforts to get the most benefit from all of the resources we use. Combined with a commitment to minimizing and managing any outputs of potential environmental concern, this translates into responsible and low-impact production.

ENERGY EFFICIENCY

Sustainable Energy Management Plans

Each of our Canadian mills developed Sustainable Energy Management Plans in 2010. Plan implementation and full-time energy manager positions are co-funded by BC Hydro.

The plans include goals for energy use reductions during the two-year term of agreements with BC Hydro, with significant associated cost reductions. Conservation opportunities were identified across the mills and detailed assessments were completed or initiated for projects representing total reductions of about nine megawatts. Implementation of high-return projects will proceed in 2011.

A project completed at Port Alberni in 2010 is typical of the approach. A compressed air system audit identified an opportunity to change the gearing in an air compressor to optimize the balance between the pressure and volume of air produced. Reduced energy use at the compressor and reduced use of a back-up compressor is saving about $100,000 annually.

Capital Projects

Catalyst has chosen two energy projects for which we will use the $18 million in credits received under the Canadian government's Green Transformation Program.

One involves installation of a new steam condenser and related upgrades at Powell River and the second will see upgrades that will improve efficiency and reduce emissions from the main power boiler at Port Alberni. At Powell River the main power boiler will be operated at higher capacity as a result, and generate an additional 14 to 18 megawatts of green energy (from carbon-neutral biomass) that will be sold to BC Hydro.

Industry Innovation

Turning waste into fuel is the intended result of a new MicroSludge technology demonstration project, announced in late 2010. The technology is designed to recover clean-burning biogas from mill waste sludge and the benefits are significant. They include reduced sludge de-watering requirements as well as the recovery and reuse of high-cost nutrients added in earlier stages of waste treatment.

The project will operate at Crofton for 15 months beginning in 2011. Catalyst is both a host and one of the financial contributors. If the pilot proves viable, the benefits will be shared within the British Columbia pulp and paper industry as a whole.




Energy Mix and Renewability –
Canadian Operations
(% 2010)



- BIOMASS FUELS (100% RENEWABLE)
- ELECTRICAL ENERGY (92% RENEWABLE)
- FOSSIL FUELS
- TOTAL ENERGY USE 37.9 MILLION GJ [1]
- TOTAL RENEWABLE 89%

Energy Mix and Renewability –
Corporate Wide [2]
(% 2010)



- BIOMASS FUELS (100% RENEWABLE)
- ELECTRICAL ENERGY (91% RENEWABLE)
- FOSSIL FUELS
- TOTAL ENERGY USE 48.1 MILLION GJ [1]
- TOTAL RENEWABLE 70%

1   This is a net energy use figure, which accounts for the "renewable" portion of total fuel energy being the source of the "self-generated" portion of total electricity use (see graphs below)

2   Figures do not total 100 due to rounding

Total Fuel Energy Use
(millions of GJ)



	2006	2007	2008	2009	**2010**
■	46.5	41.0	42.9 [3]	25.5	**34.2**

● PERFORMANCE EXCLUDING SNOWFLAKE

Total Electricity Use
(millions of MWh)



	2006	2007	2008	2009	**2010**
■	5.5	5.1	5.1	3.8	**3.7**

● PERFORMANCE EXCLUDING SNOWFLAKE

Most fuel energy use is accounted for by carbon-neutral biomass fuels (mainly waste wood), which are used to produce the self-generated portion of total electricity use.

3   2008 figures updated to reflect a calculation adjustment

2009 and 2010 results reflect reduced production, see page 25.

CARBON MANAGEMENT

Catalyst's greenhouse gas (GHG) emission calculations are consistent with leading sources of guidance, including the World Business Council for Sustainable Development's Greenhouse Gas Protocol and the ISO 14064-1 standard. Catalyst met various additional GHG data collection and reporting requirements that came into effect in both British Columbia and Arizona in 2010. These included installation of improved continuous emissions carbon-dioxide monitoring on the stack of Snowflake's main power boiler.

Direct GHG Emissions (scope 1), Absolute
(thousand tonnes CO_2e/year)



	2006	2007	2008	2009	**2010**
■	419	432	1,050	909	**1,103**
● PERFORMANCE EXCLUDING SNOWFLAKE					

Direct GHG Emissions (scope 1), Intensity [2]
(kg CO_2e/tonne)



	2006	2007	2008	2009	**2010**
▲	169	183	432	559	**660**
● PERFORMANCE EXCLUDING SNOWFLAKE					

1   The British Columbia government has legislated a target of reducing direct GHG emissions by 33% from 2007 levels by 2020 on an absolute basis (less ambitious national targets have been suggested but not enacted in both Canada and the United States); the horizontal line on the top graph above shows where Catalyst's performance would need to be (excluding Snowflake and accounting for operational closures) to meet this target

2   Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

2009 and 2010 results reflect reduced production, see page 25.

Reported emissions reflect all fuels (direct, scope 1) and all purchased electricity (indirect, scope 2) used within our production facilities. They do not include relatively small volumes of emissions from our distribution facility and corporate offices.

It's important to note that carbon dioxide emissions from energy generation using waste wood or biomass are excluded from totals, as they are equal to carbon removals from the atmosphere as the trees grew.

More detail on Catalyst's GHG performance is provided in our Carbon Disclosure Project response, which is available at www.cdproject.net.

2010 GHG PERFORMANCE

In 2010, direct GHG emissions from Catalyst's Canadian operations were down 85 per cent on an absolute basis and down 74 per cent on an intensity basis from a 1990 baseline. This more than met our commitment as a World Wildlife Fund (WWF) Climate Saver to cut GHGs at these operations by 70 per cent between 1990 and 2010.

Comparing 2010 to 2009, corporate-wide direct GHGs increased in both absolute and intensity terms. Contributing factors were a higher overall production level and operational changes, including the restart of a line of kraft production at Crofton, increased production at Snowflake (which uses fossil fuels entirely), and closure of two facilities in Canada. Snowflake showed the largest absolute increase and the only mill-specific intensity increase, which served to shift the corporate-wide GHG emissions intensity upwards.

GHG intensity at Snowflake remained high in 2010 relative to earlier years due, in part, to the effect of the 2008 closure of a corrugated paperboard machine, which reduced power boiler efficiency (see page 30). As well, variability in the methodology used to calculate Snowflake's emissions prior to 2008 limit comparability to later periods.

Indirect GHG Emissions (scope 2)
(thousand tonnes CO_2e/year)   (kg CO_2e/tonne)



	2006	2007	2008	2009	**2010**
■ ABSOLUTE (THOUSAND TONNES CO_2e/YEAR)	169	181	169	90	**88**
● PERFORMANCE EXCLUDING SNOWFLAKE (THOUSAND TONNES CO_2e/YEAR)					
▲ INTENSITY (KG CO_2e/TONNE)	68	77	69	56	**53**

MEASURING EMISSIONS

Scope 1 GHG emissions are produced directly by a company's own operations, while scope 2 are associated with purchased energy in forms like electricity.

Scope 3 emissions include those created when the goods and services a company buys are produced and transported, and when the company's own products are delivered to customers. A company doesn't usually directly or fully control these outputs and they are often very difficult to calculate.

One company's scope 3 emissions are another company's scope 1 or 2 emissions, and there is no framework yet for assigning responsibility. Scope 3 reporting is, therefore, voluntary under widely accepted GHG protocols.

Catalyst has estimated scope 3 emissions associated with virgin fibre supplies at the Canadian operations (our largest single input other than water). These estimates are included in our Carbon Disclosure Project response.



2010 SCOPE 3 ESTIMATES (TONNES CO$_2$e)

Manufacturing
Paper Making

Raw Materials
chips, logs,
biomass fuel

Scope 3
Harvesting
& Sawmilling
141,451 t

Scope 3
Transport to
Catalyst
11,316 t

Scope 1
1,102,574 t

Products

Scope 3
Transport to Customers
179,642 t

Scope 2
88,326 t

See discussion in *Toward a Common Cause*, a paper authored by researchers from the University of British Columbia with World Wildlife Fund Canada and Catalyst participation; http://catalystpaper.com/media/reports-resources.

■ Scope 1 and 2 – Measured and verified

■ Scope 3 – Partial and estimated

Guidance from the World Resources Institute specifies that baseline-year GHG emissions should be restated to reflect acquisitions and divestments. We, therefore, specify our 1990 direct emissions (facing page) inclusive of Snowflake, while noting them exclusive of Snowflake as well, so as to track progress against a WWF reduction commitment applicable only to our Canadian operations.

PERSPECTIVES

"In our survey, 43% of respondents believe equity analysts are currently including climate change-related factors in the valuation of their company. A further 30% believe analysts will incorporate climate change factors within the next five years."

Commentary in Ernst & Young Global executive survey on the business response to climate change; May 2010



"People around the world (including Canadians) view water issues as the planet's top environmental problem – greater than air pollution, depletion of natural resources, loss of habitat and even climate change."

Canadian Business for Social Responsibility's *Business Case for an Integrated Approach to Water Management*, commenting on recent public-opinion research; April 2010

Company Average Water Use [1]



(million m³/year)   (m³/tonne)

	2006	2007	2008	2009	2010
ABSOLUTE (MILLION M³/YEAR)	179	166	161	107	**124**
PERFORMANCE EXCLUDING SNOWFLAKE (MILLION M³/YEAR)					
INTENSITY (M³/TONNE)	72	70	66	66	**74**

1   Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

2009 and 2010 results reflect reduced production, see page 25.

Environmental metrics are shown in terms of both absolute (amount per year) and intensity (amount per tonne of production). Intensity measures are based on production totals that include internally produced and consumed pulp, as well as product not meeting quality requirements for sale. These production totals (1,671.1 thousand tonnes) were, therefore, higher than sales-based production totals (1,625.7 thousand tonnes) included in Catalyst's financial reporting.

WATER USE

Water use is continuing to gain momentum as a priority environmental issue across North America. Catalyst used more water per tonne of production in 2010 than in 2009, mainly due to an increase at Crofton (see page 32). However, this measure has generally trended down modestly in recent years, and an audit process initiated in 2010 has the potential to accelerate this.

As part of the first such audit at Port Alberni, we had subject-matter experts from multiple locations look for opportunities to reduce fresh water use and increase water recovery. There was a particular focus on the potential to capture cleaner streams of water that can be reused without production risks.

One project was implemented as a result of the audit and involved diverting a cool effluent stream into the main treatment system. This avoids use of fresh water for cooling during a three- to six-week period in mid-summer – at a typical rate of 500 to 1,000 gallons per minute – and modestly reduces pump and cooling fan use over a longer period. Additional potential reduction projects continued to be assessed at year-end.

Water and energy use are often inter-related, and the energy-related savings can in some cases justify the cost of making reductions. All mills have water-reduction targets, and Port Alberni's target has now been incorporated into its Sustainable Energy Management Plan.

Water audits are expected to be conducted at other mills in 2011 and in subsequent years.



CLEAN PRODUCTION INITIATIVE

The Clean Production Initiative is an important component of our long-standing partnership with WWF Canada, and in 2010 its focus remained on reducing the toxicity of emissions from our mills. Annually updated and mill-specific top 20 lists of substances of concern, identified using a methodology adapted by WWF, continued to drive expanded testing and inform the prioritization of our reduction efforts.

Heavy metals figure prominently in the top 20 lists and analysis of their origins in raw materials used by Catalyst continued. While there is little potential to eliminate metals originating in sources such as wood fibre, we are looking at the potential for alternative supplies of other manufacturing inputs.

Volumes and Impacts

Data gathering and analysis done as part of the Clean Production Initiative revealed trends relating to two types of emissions from Catalyst's Canadian mills: hazardous air pollutants (as defined by the U.S. Environmental Protection Agency), and emissions with the potential to form acid rain. The trend to 2009 has been generally downward – in both tonnage and a weighted assessment of impacts – although drops in 2009 also reflected lower production. Many substances on the mill top 20 lists are in these two categories.

	2009	2008	2007	2006	2005
Hazardous Air Pollutants					
Tonnes	818	1,595	1,483	1,885	1,853
Toxicity weighted	2,118	2,632	2,761	2,810	2,632
Atmospheric Acidification					
Tonnes	3,007	7,660	8,600	8,709	7,151
Environmental burden	2,523	6,978	7,945	8,059	6,453

Data are based on reporting to the NPRI, the most recent set of which is for 2009.

PRODUCTS: A STRONGER GREEN OFFERING AND GROWING PRODUCT LINE




A Wiser Shade of Green

Nine of Catalyst's specialty paper grades are now available with the "Sage" designation. Sage products stand apart due to a documented combination of three features:

> exclusive use of fibre that is third-party verified as coming from forests with PEFC-endorsed sustainable management certification;

> no net carbon emissions during manufacture; and

> disclosure of mill-level performance on 27 key environmental metrics via GreenBlue's Environmental Paper Assessment Tool (EPAT).

Sage provides a simple, yet solid assurance for customers that the paper they buy lines up with their environmental values and commitments. And $1 from every tonne sold goes to GreenBlue, a science-based non-profit working to advance sustainable design and production.

Sage has attracted strong market interest, particularly from prominent brands and other customers focused on supply-chain sustainability.

Catalyst neutralizes its Sage paper direct carbon emissions from its British Columbia mills with the purchase of reputable, independently verified carbon offsets. These are sourced from a variety of Pacific Northwest-based projects that involve energy efficiency improvements, landfill methane collection, renewable wind power, and permanent reforestation initiatives. Catalyst has independently verified each mill's carbon footprint as well as its approach to tracking and offsetting carbon emissions in its Sage product line.

Completing the Product Picture

One of the papers available with the Sage designation is Pacificote – an entirely new product launched in 2010, and the most significant among recent diversification milestones. Pacificote is a no. 4 coated product, made at Port Alberni, and completes Catalyst's portfolio of lightweight coated products.

Pacificote combines brightness and gloss with a thickness that allows customers to get the benefits of its lighter weight in diverse applications. Catalyst is the only producer of a no. 4 coated on the North American west coast, creating extensive potential to displace production from outside the region.

Producing such a high brightness and gloss product on existing machines was considered impossible just a few years ago. Through Catalyst's ability to leverage better coatings and other incremental improvements, we achieved this without machine conversion or capital investment.



SAGE CERTIFIED. MANUFACTURED CARBON NEUTRAL. RESPONSIBLE.
Produced by Catalyst | www.catalystpaper.com

WE’RE CONNECTED

Sustainability can’t be achieved in isolation, and involves working with partners up and down the supply chain to improve efficiency and reduce impacts. At Catalyst, we recognize the value of engaging with groups that share important interests with us despite having no direct business relationship – and from whose expertise, insights and distinct perspectives we can often greatly benefit.

Fibre Type and Percentage [1]
(% 2010)



11
16
74
SAWMILL WOOD CHIPS
RECOVERED PAPER
PULP LOGS

Geographic Origin – Non-recycled Fibre
(% 2010)



4
40
56
B.C. COAST
B.C. INTERIOR
U.S. PACIFIC NORTHWEST

1 Figures do not total 100 due to rounding

SUSTAINABLE SUPPLIES

Wood Fibre Supplies

Catalyst uses more tonnes of wood fibre than any other material except water. To help ensure the sustainability of our supplies, we have chain-of-custody certification from the Programme for the Endorsement of Forest Certification (PEFC) at our three British Columbia mills, and from the Forest Stewardship Council (FSC) at our Snowflake recycling mill. Both allow for on-product labeling.

Catalyst has committed to implement an FSC chain-of-custody certification system at the three British Columbia mills. This is expected to be in place by mid-2011, and will complement the existing PEFC certification. It will allow for a “controlled wood” designation, confirming fibre comes from legal sources, as well as providing a basis for confirming use of FSC-certified fibre as more becomes available.

During 2010, 57 per cent of fibre delivered to the British Columbia mills for paper making was certified to either the Canadian Standards Association or Sustainable Forestry Initiative standards, both of which are PEFC-recognized. And 81 per cent of fibre delivered to Snowflake met FSC post-consumer criteria. Snowflake’s “FSC Mix” label confirms that at least 70 per cent of fibre comes from post-consumer sources.

Other Supplies

While there has been a recent trend toward proportionately higher use of North American supplies, Catalyst makes purchases in various offshore markets. Before entering into agreements with new offshore suppliers, we visit the production facilities to assess labour, safety and environmental practices. This practice resulted in disqualifying one potential offshore supplier in 2010.

Improving the efficiency of our supply arrangements is important to Catalyst. Transportation costs mean that economic efficiencies often go hand-in-hand with reduced environmental impacts. One example in 2010 was a change in delivery arrangements for latex, which now goes directly from rail to barge and is no longer moved by truck through Metro Vancouver.

See also “Clean Production Initiative”, page 17.

FSC AND ONP SUPPLIES ELUSIVE

Catalyst received very limited amounts of FSC fibre from British Columbia’s Great Bear Rainforest region in 2010. Because of its relative remoteness and associated transportation costs, the region is among the first where harvesting is curtailed under challenging economic conditions.

Supplies of recovered paper, primarily old newspaper (ONP), were restricted in 2010. This was a result of lower overall paper demand and use, and strong offshore demand for available ONP. This underscores the importance of Catalyst’s strategy of using available ONP for grades with higher ratios of end product per unit of recovered-paper input.




DISTRIBUTION EXCELLENCE

We maintained Catalyst's registration as a partner in the U.S. Environmental Protection Agency's SmartWay program in 2010. This relationship requires that we meet thresholds for use of SmartWay-registered shippers to move our products to market. SmartWay shippers, in turn, are required to take their own steps to improve fuel efficiency and reduce emissions.

All of Catalyst's rail shippers and most of our truck shippers are SmartWay-certified. Registration is a preferred criteria for new shippers, and all those who qualified in 2010 met this standard.

Catalyst also works to maximize yield, which is, for example, the amount of product in each rail car, and is a driver of both cost efficiencies and lower environmental impacts.

PERSPECTIVES

"Companies are finally realizing that consumers are aware that they do not just buy products – they also buy the supply chains that deliver the products."

Carbon Disclosure Project Supply Chain Report 2010

Distribution Yield by Mode

	2010	2009	2008	2007	2006
Surrey Distribution Centre – rail (tonnes/car)	73.4	73.6	73.7	72.3	72.1
Surrey Distribution Centre – truck (tonnes/truck)	26.7	26.3	25.2	23.6	23.0
Surrey Distribution Centre – container (% utilized)	96.8	97.0	96.9	96.8	96.7
Snowflake – rail (tonnes/car)	78.0	76.2	74.9	–	–
Snowflake – truck (tonnes/truck)	19.9	19.9	20.0	–	–



FIRST NATIONS PARTNERSHIP

Long-standing efforts to transfer two Port Alberni-area dams to the Hupacasath First Nation took a different turn in late 2010. Catalyst has agreed to fund and manage a rebuild of one of the dams, leveraging engineering work already commissioned by the Hupacasath. We will work closely with the First Nation in efforts to secure remaining regulatory approvals and to complete the rebuild in a timely way. This will allow Great Central Lake to again be managed at higher levels. The longer-term objective remains to transfer ownership of these surplus assets to the Hupacasath, whose interest in them relates to fish habitat management and potential energy generation.

CIVIL SOCIETY AND STAKEHOLDERS

Catalyst has a decade-long record of partnerships and engagement with various organizations that are active participants in research, policy debates and advocacy. During 2010, this continued to deliver important benefits:

Operational Improvement – Our partnership with WWF Canada was instrumental in advancing the Clean Production Initiative (see page 17), while participation in WWF's Climate Savers program helped establish the framework through which we exceeded our commitment to reduce GHGs 70 per cent by 2010, compared with 1990 levels.

Validation of Claims – The key features of the new Sage product line (see page 18) depend on external engagement and validation. This includes third party-certified fibre, engagement with the Pembina Institute and other external experts regarding carbon-neutral manufacturing, and the transparency provided by GreenBlue's Environmental Paper Assessment Tool (EPAT).

Improved Understanding and Outreach – Partnerships are also a basis for improved understanding of key sustainability issues on the part of Catalyst and our stakeholders. Examples in 2010 included support for GreenBlue's Paper Life Cycle Project (see page 01), and for a University of British Columbia study of the environmental implications of the transition to digital communication.

Catalyst also engages with local interests in and around our operating communities. While structured stakeholder advisory committees exist at two operations, we maintain flexible engagement practices tailored to particular issues and relationships. Relationships with neighbouring Aboriginal groups, for example, vary from formal protocol to occasional engagement on specific issues (see above).

Our stakeholders include any groups that may be positively or negatively affected by Catalyst operations and with which we may or may not have a direct business relationship. Key stakeholders include investors, creditors, suppliers, employees, customers, operating community residents, regulators, Aboriginal groups, and non-governmental organizations.



WE'RE TRACKING OUR PROGRESS





DATA AND ADDITIONAL REPORTING

SOCIAL AND ECONOMIC

Compensation and Representation

Among Catalyst employees, 27 per cent are paid based on an annual salary and have benefits packages that include a defined contribution pension plan. These team members work mainly in corporate support and managerial positions and are not represented by unions.

Various unions represent 73 per cent of Catalyst employees. They receive hourly wages and benefits that are negotiated and defined in collective agreements. Most participate in multi-employer pension plans to which Catalyst contributes a fixed per cent of their earnings. No collective agreements expired in 2010.[1]

See also "The Work Environment", page 08.

Employees by Union Membership

Canadian operations (number of employees)
Canadian Office and Professional Employees Union (2)
Christian Labour Association of Canada (59)
Communications, Energy and Paperworkers Union of Canada (671)
Pulp, Paper and Woodworkers of Canada (357)

Snowflake (number of employees)
Carpenters Union (8)
International Brotherhood of Electrical Workers (33)
United Steelworkers of America (177)
United Transportation Union (3)

Includes active employees at year-end.

1 A small number of employees at Snowflake (11) are compensated on an hourly basis but are not represented by unions




Community Involvement

Corporate charitable donations remained modest in 2010 due to financial realities and were targeted to high impact local initiatives with relevance for our employees and the communities where we operate.

Our 2010 contributions included a December donation to Salvation Army units in each of our mill communities. This built on long-standing mill-level support for local initiatives ranging from food banks to annual remembrance services to honour military veterans.

Employee-driven initiatives further amplified the community support originating from Catalyst workplaces – including United Way campaigns that raised more than $100,000 and earned a United Way award of excellence in British Columbia.

Members of the new "Ten Dollar Challenge" at Richmond head office donated $10 monthly, and chose a grassroots cause as their beneficiary. By year-end, they raised and contributed several thousand dollars. Similarly, through an "angel tree" event, Snowflake employees donated Christmas gifts for dozens of foster and other dependent children in the local area.

And former employees at the closed Elk Falls mill left a significant legacy for their community when they donated about $20,000 in social club funds to the United Way, Society for the Prevention of Cruelty to Animals and Coast Guard Reserve.

Donations

($ thousands)	2010	2009	2008	2007	2006
Total charitable donations [1]	52	74	102	239	320
Total United Way donations [2]	122	164	255	300	460

Figures above are corporate wide.

1   Donations to Canadian and U.S. charities as reported for tax purposes; charitable cash donations, excluding Snowflake: 2008 – $88,000, 2009 – $41,000, 2010 – $29,000

2   Employee plus corporate donations; total United Way donations, excluding Snowflake: 2008 – $229,000, 2009 – $143,000, 2010 – $109,000

Phase-out of ozone-depleting substances (ODS) continued at all Catalyst mills in 2010. Refrigerant units were converted to use of non-ODS at each operation, with prioritization of units containing larger volumes. Port Alberni expects to complete conversion of all large units in the first half of 2011, while other mills will complete the conversions over a longer timeframe.

ODS releases at Snowflake were reduced by nearly 50 kg during 2010 compared to 2009, and prompt mill response to each incident meant that none needed to be reported to regulatory authorities. In British Columbia, all refrigerant releases of more than 10 kg must be reported. ODS releases above this threshold totaled 46 kg at Catalyst mills in 2010, down significantly from releases in 2009 (see Appendix 1).

Customer Focus

Everyone is in sales and everyone is a customer. That's our new Operating Philosophy regarding customer focus. We recognize that every transaction is an opportunity to strengthen our business and create a service ethic that gives us an edge over our competitors.



Customers

(complaints received)   (claims paid, $ millions)

	2006	2007	2008	2009	2010
■ CUSTOMER COMPLAINTS RECEIVED	1,191	1,135	976	1,111	975
■ CLAIMS PAID ($ MILLIONS)	1.48	1.05	1.10	1.35	1.30

Complaints received, excluding Snowflake: 2008 – 862, 2009 – 1,019, 2010 – 794; claims paid, excluding Snowflake: 2008 – $0.74 million, 2009 – $1.27 million, 2010 – $0.83 million.

Claims paid figures for 2009 updated to reflect post-year-end adjustments based on final claims settlements.

ENVIRONMENTAL

Operational Closures

Catalyst permanently closed both the Elk Falls paper mill, already indefinitely curtailed in early 2009, and the Paper Recycling Division in 2010. The status of these two operations contributed to reduced production, which in turn typically reduced absolute emissions and otherwise affected environmental results in 2009 and 2010.

Environmental closure considerations were relatively simple at the smaller, newer and more contained Paper Recycling Division site. All chemicals were removed, emissions and outflows were eliminated, and treatment systems were shut down. At Elk Falls, air emissions were eliminated and approval obtained to cease air monitoring. However, air emission and landfill permits were maintained in case the site is sold for an alternative use requiring these permits.

Effluent treatment continued at Elk Falls, although at low volumes, primarily to deal with landfill leachate. A small stand-alone treatment facility may ultimately be constructed to deal with this long-term responsibility. Building demolition and site remediation will likely be required if the Elk Falls site is sold. Catalyst does not own the Paper Recycling Division site, which will likely be sub-leased.

Air Quality

We are committed to managing and monitoring the air quality in our mill communities and to further reducing the emissions from our operations.

Catalyst mills are required to keep specific air emissions within regulatory limits. Air quality objectives also apply in Catalyst's British Columbia mill communities and were met 94.4 per cent of the time for total reduced sulphur (TRS) and 99.8 per cent of the time for particulates.[1]

1 TRS is generated only at Crofton and Powell River

ISSUES AND INITIATIVES

> Odour complaints at Powell River relating to waste sludge management and secondary effluent treatment – the sources of all complaints in 2009 – were significantly reduced in 2010. One response was a new process for moving stockpiled sludge in warm weather. The number of community complaints nevertheless remained high, although analysis suggests several were not mill-related.

> Snowflake began to obtain car-specific data for its coal shipments, rather than full-train averages. This allows us to avoid burning concentrated amounts of portions of shipments with higher emissions-causing content. Snowflake also implemented use of five per cent biodiesel as part of the fuel mix for its train locomotives.

> Particulate emissions increased at Crofton (see page 29). At year-end efforts were continuing to permanently improve the functioning of particulate-control equipment on the main biomass boiler (modifications to date had been ineffective, despite promising initial test results in late 2009). However, fuel quality – primarily affected by the salt content in available waste wood – was the main contributing factor to the particulate increase. Upgrades to particulate-control equipment on a secondary boiler are scheduled for the first quarter of 2011.

Total Dioxin and Furan Releases [1]



	2006	2007	2008	2009	**2010**
■ ABSOLUTE (GRAMS/YEAR)	57.2	39.0	23.5	21.9[1]	**28.2**
● PERFORMANCE EXCLUDING SNOWFLAKE (GRAMS/YEAR)					
▲ INTENSITY (MG/TONNE)	0.023	0.017	0.010	0.013	**0.017**

Results are heavily influenced by factors such as operating conditions and fuel characteristics and are often highly variable. All operation-specific emissions in 2010 were below a 0.1 ng/m³ TEQ federal standard applicable to power boilers installed since 2001 (even though all Catalyst boilers pre-date 2001).

Total Particulate [2]



	2006	2007	2008	2009	**2010**
■ ABSOLUTE (TONNES/YEAR)	1,170	733	932	366	**607**
● PERFORMANCE EXCLUDING SNOWFLAKE (TONNES/YEAR)					
▲ INTENSITY (KG/TONNE)	0.47	0.31	0.38	0.23	**0.36**

Total TRS [2, 3] – Total Reduced Sulphur



	2006	2007	2008	2009	**2010**
■ ABSOLUTE (TONNES/YEAR)	134	154	138	17	**61**
▲ INTENSITY (KG/TONNE)	0.25	0.23	0.29	0.16	**0.20**

1   2009 figure updated to reflect a calculation adjustment

2   All figures based on actual test results; NPRI data may differ because they use emission factors and include other sources (such as miscellaneous kraft mill stacks)

3   Relevant at Canadian operations only

2009 and 2010 results reflect reduced production, see page 25.

Water Quality

Catalyst's British Columbia mills discharge treated effluent into the ocean, while Snowflake's treated effluent is used to irrigate feedlot crops. Volume, quality and monitoring requirements are designed to avoid health and environmental impacts.

ISSUES AND INITIATIVES

> Crofton responded to reduced secondary effluent treatment efficiency by replacing worn clarifier tank seals. The clarifiers were taken off line sequentially, and decommissioned treatment equipment put back into temporary service, to allow this to be done without affecting permit compliance or operations.

> Snowflake's effluent treatment efficiency was reduced for an extended period due to a pipeline leak that allowed some waste water to bypass the treatment plant and travel directly to a settling pond and then to a storage pond. However, effluent quality remained within permit limits and repairs were scheduled to avoid production interruptions.

> Catalyst remained involved in multi-stakeholder water basin planning processes in Canada, and in the Canadian government's Environmental Effects Monitoring Program. The most recent EEM reports were released in 2010, and study design and testing began for the next cycle.

Total TSS – Total Suspended Solids



	2006	2007	2008	2009	**2010**
ABSOLUTE (THOUSANDS OF TONNES/YEAR)	3.7	3.5	3.7	2.0	**2.9**
PERFORMANCE EXCLUDING SNOWFLAKE (THOUSANDS OF TONNES/YEAR)					
INTENSITY (KG/TONNE)	1.50	1.48	1.54	1.22	**1.76**

Total BOD [1] – Biochemical Oxygen Demand



	2006	2007	2008	2009	**2010**
ABSOLUTE (THOUSANDS OF TONNES/YEAR)	1.8	1.6	1.2	0.6	**0.6**
INTENSITY (KG/TONNE)	0.74	0.68	0.49	0.35	**0.39**

Total AOX [1] – Adsorbable Organic Halides



	2006	2007	2008	2009	**2010**
ABSOLUTE (TONNES/YEAR)	184	254	211	48	**117**
INTENSITY (KG/TONNE)	0.34	0.38	0.44	0.46	**0.39**

1 Relevant at Canadian operations only

2009 and 2010 results reflect reduced production, see page 25.

Waste Management

Catalyst's manufacturing operations generate various types of waste. Most are either recycled or used as fuel. Some amounts (45 per cent of 2010 waste generation by weight) are disposed of at mainly on-site landfills.

ISSUES AND INITIATIVES

> Efforts continued at Snowflake in 2010 to increase the proportion of waste sludge diverted to an independently owned and operated facility on the mill site, rather than being landfilled. The sludge is among the fuels the facility uses to produce carbon-neutral and renewable energy. Challenges affecting sludge de-watering at the mill were among the factors that limited diversion in 2010. A conveyor design flaw is believed to be the main contributor, and the owners of the energy facility are developing a replacement plan.

> Snowflake experienced a continued increase in contaminants in its recovered paper supplies during the first half of 2010. High contamination lowers the yield of recycled paper (per tonne of recovered paper) and increases solid waste generation. However, the quality of supplies improved significantly in the second half of the year following meetings with suppliers to review contamination types and levels.

> Appeals filed in connection with an approved landfill expansion at Powell River were dismissed in 2010.

Solid Waste to Landfill [1]



(thousands of m³/year) / (m³/tonne)

	2006	2007	2008	2009	**2010**
■ ABSOLUTE (THOUSANDS OF M³/YEAR)	168.1	154.3	260.4	134.5	**148.3**
● PERFORMANCE EXCLUDING SNOWFLAKE					
▲ INTENSITY (M³/TONNE)	0.068	0.065	0.107	0.083	**0.089**

1 2009 figures updated primarily to correct a calculation error that resulted in inclusion of solid waste from a separately owned energy generation facility at Snowflake; 2007 figure updated to reflect a calculation adjustment

2 Incineration (energy recovery)

3 27% incinerated (energy recovery) and 1% used as soil supplement

Total Waste Generation, 2010

Waste Type	Weight (tonnes)	Disposition % Landfilled	% Recycled or other
Fly ash	79,933	41	59
Grate ash, sand	20,451	30	70
Dregs and grits	3,911	100	–
Lime	94	100	–
Scrap metal	1,029	34	66
Waste oil	351	–	100
Effluent treatment sludges	59,783	1	99 [2]
Paper residuals	76,616	72	28 [3]
Other/miscellaneous	17,226	>99 [4]	–
Total	259,394		

Total Waste Generation, 2009

Waste Type	Weight (tonnes)	Disposition % Landfilled	% Recycled or other
Fly ash	63,447	52	48
Grate ash, sand	19,067	25	75
Dregs and grits	3,825	100	–
Lime	28	100	–
Scrap metal [5]	793	54	46
Waste oil	65	–	100
Effluent treatment sludges	57,385	–	100 [2]
Paper residuals	69,438	46	54 [6]
Other/miscellaneous	15,841	>99 [4]	–
Total	229,889		

Includes all waste generated at Catalyst's operating production facilities. Totals exclude wastes held on site pending shipment for disposal, the only material instance of which was fly ash at Snowflake, which is sent for landfilling on an 48-60 month frequency.

4 Small volumes (<1%) in this category are made up of wastes containing oil or other materials requiring special handling and disposal arrangements

5 Some portion of 428 kg of scrap metal at Snowflake was recycled, but as the amount is not known the full 428 kg has been categorized as landfilled; total excludes an unknown but immaterial amount of scrap metal from Paper Recycling Division that was recycled

6 36% used as soil supplement and 18% incinerated (energy recovery)

2009 and 2010 results reflect reduced production, see page 25.

ENVIRONMENTAL DATA TABLES

Solid Waste to Landfill (by mill)

(cubic metres per air-dried tonne)	2010	2009	2008	2007	2006
Crofton	0.060	0.059	0.060	0.054	0.074
Paper Recycling [1]	0.613	0.156	0.120	0.102	0.130
Port Alberni [2]	0.072	0.074	0.072	0.067	0.076
Powell River [2]	0.025	0.028	0.035	0.030	0.036
Snowflake (all figures are for full year) [3]	0.260	0.210	0.355	0.222	0.182

Air Emissions (by mill)

	2010	2009	2008	2007	2006
Crofton					
Total GHGs as kg CO_2e/year (scope 1)	140,582,000	112,063,000	162,866,000	149,920,000	131,293,000
Total GHGs as kg CO_2e/adt (scope 1)	236	242	224	194	179
Particulate matter kg/day [4]	1,280	565	906	722	1,059
Particulate matter kg/adt	0.78	0.43	0.43	0.34	0.53
Sulphur Oxides kg/day	5,331	2,329	9,392	11,026	11,324
Sulphur Oxides kg/adt	3.24	1.79	4.45	5.20	5.64
TRS kg/day	166	115	192	245	195
TRS kg/adt pulp	0.197	0.164	0.180	0.211	0.197
Power Boiler Dioxin ng/m³ TEQ	0.03	0.02	0.03	0.09	0.05
Ambient TRS % compliance A level 24-hr average	95.3	97.3	99.1	97.7	98.3
Ambient PM2.5 98th percentile (ug/m³)	12.5	13.7	13.9	13.9	13.6
Ambient PM10 % compliance A level	100	100	100	100	99.99
Paper Recycling [1]					
Total GHGs as kg CO_2e/year (scope 1)	132,500	7,304,000	6,100,000	7,653,000	5,603,000
Total GHGs as kg CO_2e/adt (scope 1)	35	58	47	54	40
Particulate matter kg/day [5]	0.00	0.02	0.12	0.27	0.49
Particulate matter kg/adt [5]	0.000	0.000	0.000	0.001	0.001
Sulphur Oxides kg/day [5]	0.001	0.035	0.040	1.820	1.893
Sulphur Oxides kg/adt [5]	0.0000	0.0001	0.0001	0.0046	0.0043

1   2010 results at Paper Recycling Division are generally not comparable to previous years due to its very short period of operation and low production tonnage

2   Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

3   2009 figure updated primarily to correct a calculation error that resulted in inclusion of solid waste from a separately owned energy generation facility

4   See discussion on page 26

5   Estimated based on ratio of 2010 finished production to 2009 finished production and 2009 emissions

adt – Air-dried tonnes
ng – Nanogram
PM – Particulate matter
TEQ – Dioxin equivalent units
ug – Microgram

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

Air Emissions (by mill)

	2010	2009	2008	2007	2006
Port Alberni [1]					
Total GHGs as kg CO_2e/year (scope 1)	39,699,000	37,988,000	36,708,000	61,619,000	44,977,000
Total GHGs as kg CO_2e/adt (scope 1)	126	130	136	215	134
Particulate matter kg/day	28	32	20	40	98
Particulate matter kg/adt	0.030	0.036	0.025	0.043	0.100
Sulphur Oxides kg/day	526	484	427	477	603
Sulphur Oxides kg/adt	0.56	0.54	0.53	0.50	0.65
Power Boiler Dioxin ng/m³ TEQ	0.07	0.09	0.27	0.41	0.36
Ambient PM10 % compliance A level	100	100	100	100	100
Powell River [1]					
Total GHGs as kg CO_2e/year (scope 1)	23,694,000	42,116,000	34,557,000	41,621,000	22,917,000
Total GHGs as kg CO_2e/adt (scope 1)	51.2	91.7	77.3	90.7	52.0
Particulate matter kg/day [2]	7.3	54	42	33	28
Particulate matter kg/adt	0.01	0.04	0.03	0.03	0.02
Sulphur Oxides kg/day	134	313	277	189	126
Sulphur Oxides kg/adt	0.103	0.242	0.220	0.151	0.104
Power Boiler Dioxin ng/m³ TEQ [3]	0.02	0.07	0.01	0.03	0.02
Ambient TRS % compliance A level 24-hr average [4]	93.4	94.2	100	100	100
Ambient PM2.5 98th percentile (ug/m³)	10.5	9.1	9.0	6.9	14.0
Ambient PM10 % compliance A level	99.5	100	100	100	100
Snowflake (all figures are for full year)					
Total GHGs as kg CO_2e/year (scope 1)	898,466,000	695,395,000	907,823,000	871,486,000	866,708,000
Total GHGs as kg CO_2e/adt (scope 1)	3,074	2,995	2,264	1,961	1,900
Particulate matter kg/day	348	472	345	267	365
Particulate matter kg/adt	0.43	0.53	0.31	0.21	0.29
Sulphur Oxides kg/day	5,037	6,949	6,330	3,844	4,710
Sulphur Oxides kg/adt	6.24	7.86	5.76	3.07	3.77

1 Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

2 Under its permit, Powell River measures particulate twice per year; given this frequency, and the fact that the results are often at or below the analytical limit of detection, results can vary year-to-year; in 2010, one of the two particulate measures was at a non-detect level, whereas in 2009 one of the two measures was at a level well above non-detect

3 2009 figure updated to reflect a calculation adjustment

4 Reduced TRS compliance in 2009 and 2010 resulted from the relocation of monitoring equipment; operational improvements in 2010 significantly reduced objective exceedances in the second half of the year

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

Snowflake Energy Use – Comparative Considerations

Snowflake's fuel energy intensity is high compared with most recycling mills, in large part because Snowflake self-generates almost all of the energy it uses. Its intensity measure, therefore, includes use and loss of energy at the generation stage, which are not included in the more typical scenario of a mill that buys energy generated elsewhere. Of total fuel energy use per tonne of production at Snowflake (26.6 GJ in 2010) only roughly 45 per cent is used for paper production. Snowflake's energy self-sufficiency also affects its carbon intensity, as it results in much higher scope 1 or direct emissions and much lower scope 2 emissions (associated with purchased electricity).

Effluent (by mill)

	2010	2009	2008	2007	2006
Crofton					
TSS kg/day	2,259	1,373	3,095	2,731	3,376
TSS kg/adt	1.4	0.9	1.6	1.3	1.7
BOD kg/day	831	530	1,012	864	1,230
BOD kg/adt	0.51	0.44	0.51	0.41	0.61
AOX kg/day	321	322	408	448	305
AOX kg/adt pulp	0.32	0.46	0.32	0.34	0.31
2378TCDD ppq	n/d	n/d	n/d	n/d	n/d
2378TCDF ppq	n/d	n/d	n/d	n/d	n/d
Trout toxicity % compliance	100	100	100	100	100
Paper Recycling [1]					
TSS kg/day [2]	727	569	443	713	396
TSS kg/adt [2]	2.1	1.7	1.2	1.8	0.9
BOD kg/day [2]	1,625	1,143	703	1,210	1,103
BOD kg/adt [2]	4.74	3.33	1.96	3.07	2.51
Trout toxicity % compliance	n/a	n/a	n/a	n/a	100
Port Alberni					
TSS kg/day	414	380	352	389	354
TSS kg/adt	0.5	0.5	0.5	0.5	0.4
BOD kg/day	270	190	290	305	400
BOD kg/adt [3]	0.31	0.23	0.39	0.38	0.43
Trout toxicity % compliance	100	100	100	100	100
Powell River					
TSS kg/day	1,718	1,483	1,330	1,991	2,465
TSS kg/adt [3]	1.4	1.0	1.1	1.6	2.0
BOD kg/day	661	652	532	797	778
BOD kg/adt	0.52	0.44	0.42	0.63	0.64
Trout toxicity % compliance	98.0	98.1	100	96.6	100
Snowflake (all figures are for full year)					
TSS kg/day [4]	2,941	1,256	4,009	2,893	3,068
TSS kg/adt	3.7	2.0	3.5	2.4	2.5

1   2010 results at Paper Recycling Division are generally not comparable to previous years due to its very short period of operation and low production tonnage

2   Based on 11 operating days

3   Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

4   See discussion on effluent treatment efficiency, page 27

n/d – Non-detectable (test result below two parts per quadrillion)
n/a – Not applicable
2378TCDD, 2378TCDF – Specific dioxin and furan substances

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

Water and Energy Use (by mill)

	2010	2009	2008	2007	2006
Crofton					
Water use m³/adt [1]	85	71	73	68	65
Fuel energy usage GJ [1]	15,593,050	8,395,893	17,298,684	17,683,893	17,946,830
Fuel energy intensity GJ/adt	26.13	18.10	23.75	22.86	24.50
Electricity usage MWh	1,248,957	1,135,131	1,367,436	1,390,892	1,364,452
Electricity intensity MWh/adt	2.09	2.45	1.88	1.80	1.86
Paper Recycling [2]					
Water use m³/adt	13	11	9	9	9
Fuel energy usage GJ	2,314	125,083	104,183	138,675	137,617
Fuel energy intensity GJ/adt	0.61	1.07	0.80	0.97	0.97
Electricity usage MWh [3]	6,528	55,255	57,546	67,033	67,326
Electricity intensity MWh/adt [4]	0.63	0.44	0.44	0.47	0.48
Port Alberni [5]					
Water use m³/adt	72	78	75	86	95
Fuel energy usage GJ	4,629,396	4,475,620	4,120,219	4,576,657	5,642,218
Fuel energy intensity GJ/adt	14.66	15.34	15.31	15.96	16.77
Electricity usage MWh	843,236	742,641	674,704	706,895	835,365
Electricity intensity MWh/adt	2.67	2.55	2.51	2.39	2.49
Powell River [5]					
Water use m³/adt	71	73	79	82	94
Fuel energy usage GJ	6,187,485	5,947,653	5,928,542	6,325,759	6,998,712
Fuel energy intensity GJ/adt	13.37	12.96	13.25	13.79	15.89
Electricity usage MWh	1,188,899	1,414,846	1,347,160	1,382,634	1,364,746
Electricity intensity MWh/adt	2.57	3.08	3.01	3.01	3.10
Snowflake (all figures are for full year)					
Water use m³/adt [6]	61	62	45	34	32
Fuel energy usage GJ	7,783,613	5,959,461	8,249,652	8,232,088	8,040,776
Fuel energy intensity GJ/adt	26.63	25.68	20.58	18.52	17.62
Electricity usage MWh	375,247	269,302	382,974	423,052	410,736
Electricity intensity MWh/adt	1.28	1.16	0.96	0.95	0.90

1   Two known factors are believed to have contributed to increased water use at Crofton, including primarily the restart of full-capacity kraft pulp production in April 2010 (a higher water-intensity production activity) while issues with secondary effluent treatment further contributed (see discussion on page 27); water use trended downward in the second half of 2010; due to close linkages between energy and water use, the same factors likely contributed to increased fuel energy use

2   2010 results at Paper Recycling Division are generally not comparable to previous years due to its very short period of operation and low production tonnage

3   Based on total 2010 electricity consumption

4   Based on 11 operating days

5   Intensity measures for previous years (amount per tonne of production) have been restated based on the application of a consistent methodology at all mills for accounting for water content in finished product

6   Increased water use in 2009 reflected the impact of production curtailments, while a continued high level in 2010 was due mainly to decreased paper machine efficiency; water use efficiency has also been negatively affected by the 2008 closure of a corrugated paperboard machine

GJ – Gigajoules
MWh – Megawatt-hours

Fuel energy measures include all purchased fuels and self-generated biomass (black liquor); electricity measures include all purchased and self-generated electricity.

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

Total Key Materials Used as Tonnes

	2010	2009	2008	2007	2006
Water [1]	141,164,553	132,107,490	176,518,631	175,027,227	193,620,156
Wood chips and pulping logs	1,558,187	1,094,795	2,207,406	2,304,028	2,484,084
Hog fuel	682,279	606,871	541,421	759,933	930,959
Fossil fuels [2]	407,749	337,250	368,684	127,928	130,081
Old newspapers and magazines	286,566	456,751	530,225	170,272	173,193
Precipitated Calcium Carbonate	122,468	119,825	117,288	116,391	125,602
Clay	64,692	60,129	77,035	81,057	73,393
Oxygen	62,432	46,282	92,869	103,684	101,762
Sodium Hydroxide	30,764	23,084	47,815	53,778	57,643
Hydrogen Peroxide	18,143	21,928	29,198	28,155	25,579
Sodium Chlorate	16,208	5,730	29,227	34,950	34,374
Sulphuric Acid	13,605	7,387	23,822	27,888	28,553
Silicate [3]	11,599	16,562	18,973	16,301	15,971
Starch	9,826	10,137	13,409	13,714	15,318
Sulphur Dioxide	9,079	10,460	11,168	12,771	17,452

1   Water use figures in this table include treated effluent, as well as discharges of cooling and storm water; in accordance with standard industry practice, water use as shown in the key facts and figures (and as used to calculate water-use intensity) includes only treated effluent

2   Fossil fuels are typically reported as gigajoules of heating value (and are reported on this basis on page 13), however, weights – while not reflective of the true heat content of the fuels basket for each year – are recommended for inclusion as part of Global Reporting Initiative reporting

3   2009 figure updated to reflect a calculation adjustment

Figures include usage at Snowflake when relevant and reflect its acquisition date of April 10, 2008.

2009 and 2010 results reflect reduced production, see page 25.

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

Materials Sourced from Waste
(% 2010)



- WOOD CHIPS AND PULPING LOGS
- HOG FUEL
- OLD NEWSPAPERS AND MAGAZINES
- NON-WASTE

Total excludes water consumption and includes 32,162 tonnes of other materials (not listed above) used in smaller amounts.

Reported NPRI and TRI Emissions

(not including speciated PAHs and Part 5 VOCs)

(tonnes)	2009	2008	2007	2006	2005
Carbon Monoxide	1,755	2,924	3,137	3,249	3,825
Nitrogen Oxides	1,409	2,399	2,353	2,587	2,585
Sulphur Dioxide	1,109	4,242	5,034	5,037	3,351
Volatile Organic Compounds – total	621	1,273	1,356	1,388	1,403
Hydrochloric Acid*	551	841	953	988	971
Methanol*	308	729	649	674	651
Phosphorus	285	449	591	619	700
Nitrate Ion	272	201	190	218	405
Total particulate	245	801	750	1,043	1,105
PM10	210	667	653	685	604
Manganese*	185	383	276	375	420
PM2.5	150	471	529	472	420
Total reduced sulphur	70	201	276	–	–
Ammonia	68	261	376	356	318
Zinc	51	56	63	74	85
Chlorine Dioxide	41	115	81	13	14
Hydrogen Sulphide	36	74	82	123	123
Sulfuric Acid*	34	41	12	12	12
Barium compounds*	14	22	–	–	–
Hydrogen Fluoride	0.4	1	–	–	–

(kilograms)					
Lead*	3,126	4,021	3,078	3,023	2,794
Arsenic	960	925	1,353	1,114	813
Hexavalent Chromium Compounds	320	592	882	502	424
Sum of PAHs (17)	134	541	685	564	551
Cadmium	131	219	244	275	267
Mercury [1,*]	34	28	5	3	7
(grams)					
Hexachlorobenzene (HCB)	175	414	579	750	426
Dioxins and Furans*	31	25	42	57	60

1 Further increases in mercury in 2009 occurred primarily at the Paper Recycling Division and likely originated in its recovered paper supplies

* 2008 figures include full-year releases from Snowflake

Legislation in both Canada and the U.S. requires facilities such as Catalyst's to annually report releases of any of a large number of substances if they exceed defined thresholds, including releases to air, water and land, and volumes sent for disposal or recycling. Reported volumes are based on actual measurement or estimates arrived at using defensible methodologies.

This information is compiled by Environment Canada in the NPRI, and by the U.S. Environmental Protection Agency in the Toxics Release Inventory (TRI), and is available via www.ec.gc.ca/inrp-npri and www.epa.gov/tri.

The table above shows the combined total of all releases reported to the NPRI and TRI for all of Catalyst's operations. Full-year releases from Snowflake are included for 2008 (see measures marked with an asterisk*), notwithstanding the acquisition date of April 10. Since releases are reported in the spring for the previous calendar year, 2009 data were not yet available when this report was prepared.

Data are not included [–] in instances where reporting was not required by the regulator. Speciated PAHs, while reported individually to Environment Canada, are reflected in the table above as part of the "Sum of PAHs".

A complete glossary of terms and definitions is available at http://catalystpaper.com/products/glossary.

NON-COMPLIANCES AND REPORTABLE EVENTS (2010)

CROFTON

Non-compliances

> Bleach plant chlorine dioxide emissions remained above a permit limit set in 2007 (set based on incorrect measurement); options included proceeding with a permit amendment or additional reduction efforts (potentially involving installation of equipment from the closed Elk Falls mill) and assessment was continuing at year-end (4 non-compliances, one per quarter).

> TRS emissions from a kiln exceeded a quarterly limit, which applies to total emissions from various sources; while the cause was not definitively identified (and the kiln was performing at more typical levels when retested a week later), preventative measures were taken based on the likelihood that the high reading was related to downtime at an adjacent kiln.

Reportable Events

> Four spills: 11 litres of oil (81 ppm PCB content) spilled to ground while dismantling equipment for recycling; 440 litres of sodium hypochlorite (used to chlorinate drinking water) spilled into a ditch due to a hose failure; 126 litres of oil spilled onto a tug boat deck (unknown portion went overboard) due to damaged hydraulic system; and five litres of liquid sulphur dioxide spilled to ground while offloading a rail car (11 employees were exposed to SO_2 gas as a result of this spill; investigation and preventative measures focused in particular on the event's safety implications).

> Release of 35 kg of ODS (3 events) and 241 kg of non-ozone-depleting refrigerant (9 events).

ELK FALLS

Non-compliances

> Final effluent pH exceeded permit maximum for about two hours; cause was related to restart of a secondary clarifier that had been out-of-service for an extended period.

> A procedural error led to a failure to collect a composite effluent sample, resulting in one weekly daphnia toxicity measurement being missed (a non-material non-compliance).

Reportable Events

> Spill of 190 litres of fuel oil onto a gravel berm due to a fitting failure during transfer; all oil was recovered.

PAPER RECYCLING DIVISION

Non-compliances

> Effluent TSS marginally exceeded daily maximum on three occasions due to high solids load at treatment plant during curtailment.

> Effluent flow exceeded daily maximum once due to a faulty valve.

PORT ALBERNI

Reportable Events

> Release of 75 kg of non-ozone-depleting refrigerant (3 events).

POWELL RIVER

Non-compliances

> Effluent from one outfall failed a toxicity test; investigation was undertaken but the source was not identified.

> A procedural error led to a failure to collect a composite effluent sample, resulting in one daily TSS measurement being missed (a non-material non-compliance).

Reportable Events

> Spill of 210 m³ of untreated effluent into the marine environment due to a procedural error; this resulted in an investigation and a warning letter from Environment Canada alleging a contravention of a regulatory provision.

> Unknown amount of landfill leachate overflowed a berm at the mini-landfill during heavy rain; gravel was added to the berm to stop the spill, a portable pump was installed, and additional control measures were identified.

> Release of 11 kg of ODS (1 event).

SNOWFLAKE

Snowflake continued to have no environmental permit non-compliance issues that were deemed significant by regulators, however, two types of events have been internally classified as incidents of concern in light of frequency and significance:

> Power Boiler emissions exceeded air opacity guidelines on 36 occasions; causes were identified on all but one occasion (equipment malfunctions being the most common) and

corrective actions identified as required relative to all known causes; operational changes relating to pollution control equipment in late 2010 also reduced opacity.

> Power Boiler emissions exceeded SO_2 guidelines on three occasions; investigation of measurement accuracy relating to one was continuing at year-end; while causes, and corrective actions as required, were identified for the other two.

Non-compliance Events by Emissions
(corporate wide)



	2006	2007	2008	2009	**2010**
■ WATER	11	11	15	15	**10**
■ AIR	5	6	18	13	**63[1]**
■ LAND	–	–	–	–	**2**

Non-compliances and Reportable Events

	Crofton	Elk Falls	Paper Recycling Division	Port Alberni	Powell River	Snowflake
2010	**21**	**3**	**4**	**3**	**5**	**39[1]**
2009	8	2	2	4	12	0
2008	12	5	1	1	14	0
2007	5	4	1	2	5	–
2006	0	2	2	0	12	–

1 2010 results were significantly affected by a reclassification of air-related incidents at Snowflake, see text under "Snowflake" heading above

SUPPLEMENTAL INFORMATION

The following information relates to miscellaneous aspects of performance whose disclosure is recommended in sustainability reports, and which are not addressed as stand-alone topics elsewhere in this report.

Infrastructure and Services of Public Benefit

Catalyst maintains and operates water-management infrastructure (including a weir and dams) that serve public interests, and supplies drinking water for the community of Crofton, B.C. at cost. A memorandum of understanding was signed with one municipality in 2010 that envisions municipal co-use of Catalyst waste-treatment infrastructure (see page 11).

Biodiversity Impacts

Catalyst manages no forests. We are continuing efforts to divest Catalyst of lands and assets surplus to current operations. In addition to compliance with extensive regulatory requirements intended to protect habitat, we are further reducing impacts through voluntary actions such as pursuing toxicity reductions via the Clean Production Initiative (see page 17). We engage extensively with suppliers to ensure fibre originates from sustainably managed forests, including a preference for third party-certified supplies.

Minority Group Membership

Catalyst does not track corporate-wide workforce trends relating to minority group membership, due partly to privacy-related regulation. Policies govern potentially relevant matters such as employment and pay equity and workplace harassment.

Freedom of Association, Child Labour, Forced Labour

Catalyst operates in British Columbia and Arizona, where freedom of association, including the right to engage in collective bargaining, is enshrined in law. These jurisdictions are at low risk for child and forced labour. Relationships with suppliers in jurisdictions where such risk is higher are entered into only after site visits.

Corruption

Catalyst's Code of Corporate Ethics and Behaviour contains specific anti-corruption provisions relating to bribery, prohibited benefits and conflicts of interest.

Fines and Non-monetary Sanctions

Catalyst was not subject to any significant fines or non-monetary sanctions for non-compliance with laws or regulations during 2010, with the exception of penalties and interest in connection with disputed property taxes (see page 11).

Public Policy and Government

Catalyst routinely participates directly in advocacy on policy matters that affect the competitiveness of our operations. We are also a member of various industry and business associations that engage in collective advocacy. Continued focal points in 2010 included municipal property taxation (see page 11), and tax and regulatory measures relating to GHG at the provincial, national and regional levels.

An energy-related demonstration project at a Catalyst mill will be supported in part by public funding sources (see page 12). Catalyst was among the recipients of financial support from British Columbia's publicly owned electricity utility to incent and support energy conservation. Receipt of the funding for which we qualified under the Canadian government's Green Transformation Program was pending at year-end. Catalyst did not receive any other significant government financial assistance in 2010. No political contributions, except in minor forms such as event ticket purchases, were made.

Product Stewardship and Safety

Catalyst contributed to paper industry product stewardship through extensive use of recovered fibre at our recycling facilities, but did not participate in specific product stewardship initiatives in 2010. Catalyst's products are benign from a safety standpoint, and our customers are well versed in handling and using them.

APPENDIX 3

UN GLOBAL COMPACT AND GLOBAL REPORTING INITIATIVE

This report constitutes Catalyst's Communication on Progress as a signatory to the United Nations Global Compact (UNGC), and was developed using the G3 Guidelines of the Global Reporting Initiative (GRI). These are, respectively, the world's largest corporate citizenship initiative and the world's most widely used sustainability reporting framework. This table relates report sections to UNGC principles and GRI content. A detailed index encompassing Catalyst's full disclosure process and citing specific GRI indicators is available at www.catalystpaper.com/investors/sustainability-reports.



THE GLOBAL COMPACT WE SUPPORT

		UNGC				GRI									
Report Section	Pages	Human Rights	Labour Standards	Environment	Anti-corruption	Strategy and Analysis	Organizational Profile	Report Parameters	Governance	Economic	Environmental	Labour Practices	Human Rights	Society	Product Responsibility
Introductory Materials	1-3					●	●	●							
Message from the President	4-5					●			●						
Governance and Management Systems	7			●	●	●			●						
The Work Environment	8									●		●			
Workplace Safety	8											●			
Listening to Employees	9								●						
Economic Impact	10									●					
Competitive Taxation	11									●					
Energy Efficiency	12-13			●						●	●				
Carbon Management, Performance	14-15			●						●	●				
Water Use	16			●						●	●				
Clean Production Initiative	17			●							●				
Products	18			●						●	●				●
Sustainable Supplies	19			●						●	●	●	●		●
Distribution Excellence	20			●						●	●				
Civil Society and Stakeholders	21			●					●		●		●		
Social and Economic Data	23-25		●							●		●		●	●
Environmental Data	25-34			●							●				
Appendix 1	35-36										●				
Appendix 2	37	●	●	●	●				●	●	●	●	●	●	●

CONTACT US

CATALYST PAPER CORPORATION

2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400

Visit us online at **www.catalystpaper.com**

KEVIN J. CLARKE
President and Chief Executive Officer

DAVID ADDERLEY
Vice-President and General Counsel

BRIAN BAARDA
Vice-President, Finance and Chief Financial Officer

STEVE BONIFERRO
Senior Vice-President, Human Resources

LYN BROWN
Vice-President, Corporate Relations and Social Responsibility

TOM CROWLEY
Senior Vice-President, Sales and Marketing

BRIAN JOHNSTON
Vice-President, Operations

ROBERT H. LINDSTROM
Vice-President, Supply Chain and Information Technology

ROBERT L. STEPUSIN
Senior Vice-President, Business Improvement

DREW KILBACK
Director, Risk Management and Environment

COMMUNITY AND ENVIRONMENTAL LIAISON

CROFTON

Rob Belanger, General Manager
Brian Houle, Manager, Environment
250-246-6100

PORT ALBERNI

Tom Paisley, General Manager
Larry Cross, Manager, Environment
250-723-2161

POWELL RIVER

Rick Maksymetz, General Manager
Sarah Barkowski, Manager, Environment
604-483-3722

SNOWFLAKE

Murray Hewitt, General Manager
Skip Hellerud, Environmental Supervisor
928-536-4314



Designed and produced by **smith** + associates
www.smithandassoc.com
Please recycle

Catalyst

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400
www.catalystpaper.com

PAPER FACTS

inside pages (81 g)

Inputs

Raw fibre (g)	142
% certified sources	100
Filler (g)	13
Water (l)	6.9
Work (person-secs)	0.5
Energy (cal)	630
% renewable	87

Emissions

Greenhouse gas (g)	19*
Air particulate (mg)	63
Effluent BOD (mg)	41
Solid waste (cm^3)	4.9

* Sage – offset to zero

Production Notes

The inside pages of this report are printed on Catalyst's new 74.0 gsm basis weight uncoated free sheet (UFS) paper, produced at the Crofton mill. This product offers excellent opacity and is designed for use in publishing, direct mail marketing, and general commercial printing.

Catalyst's UFS product is available under our Sage program, meaning it is certified (Programme for the Endorsement of Forest Certification) as containing 100% fibre from sustainably managed forests, that there were no net carbon emissions during its manufacture, and that detailed mill-level environmental performance data are available via GreenBlue's Environmental Paper Assessment Tool (EPAT).

The Paper Facts label at left identifies the inputs and emissions associated with this specific grade of paper calculated on a per-report basis. Catalyst customers can use the online Paper Calculator at http://catalystpaper.com/calculator to identify inputs and emissions associated with their own purchases and to compare them to typical North American paper products.

The report was printed by Blanchette Press, Richmond, British Columbia, using inks that comply with CONEG regulations for heavy metal content and are formulated to contain vegetable-derived raw materials, including soya, canola and linseed oils as well as resins derived from pine and fir tree gum.